March 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Kluck
Special Counsel
Office of International Corporate Finance

Re:	Republic of Colombia

Registration Statement under Schedule B

of the Securities Act of 1933

Ladies and Gentlemen:

The Republic of Colombia (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-284683) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on February 4, 2025, be declared effective at 2:00 p.m. on March 14, 2025 or as soon thereafter as practicable.

Very truly yours,

REPUBLIC OF COLOMBIA

By:	/s/ Diego Alejandro Guevara Castañeda
Diego Alejandro Guevara Castañeda Minister of Finance and Public Credit